Exhibit 99.1

Stellantis Publishes Agenda for
2025 Extraordinary General Meeting of Shareholders

AMSTERDAM, June 5, 2025 – Stellantis N.V. today announced the publication of the agenda and explanatory notes for its 2025 Extraordinary General Meeting of Shareholders (EGM), which is scheduled to take place on July 18, 2025, in Amsterdam.

As previously announced, the EGM will resolve the proposed appointment of Mr. Antonio Filosa as an executive director of the Company.

Antonio Filosa is a veteran of the Company with a proven track record of hands-on success spanning over 25 years in the automotive industry. He has led Stellantis in both North and South America as well as in Global Quality. During his time as Chief Operating Officer of South America, the FIAT brand gained a market-leading position, along with significant growth in the Peugeot, Citroën, Ram, and Jeep® brands. As a result, Stellantis became a clear industry leader in the region. He led the startup of the Pernambuco plant, one of South America’s largest automotive hubs, and launched Jeep® in Brazil, which became the brand’s leading market outside of the United States.

As CEO of Jeep®, Antonio Filosa expanded the brand’s global presence, including in Europe, thanks to very popular products such as the Jeep® Avenger. Since his appointment to the role of Chief Operating Officer, Americas in December 2024, he has initiated the strengthening of U.S. operations, including significantly reducing excessive dealer inventory, reorganizing the leadership team, driving the process of introducing new products and powertrains, and increasing dialogue to improve relationships with dealers, unions and suppliers.

The official notice of the EGM, along with explanatory notes and related materials and voting instructions, is now available in the Investors section of the Stellantis corporate website at www.stellantis.com. Shareholders may also request a printed copy of these materials, using the contact information provided below.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com